NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA EXPLORATION DRILLING SUCCESS AT
COPPERSTONE

February 5, 2007 - American Bonanza Gold Corp. TSX: (BZA) (“Bonanza”) is pleased to announce the completion of the successful Phase I exploration drilling program at the 100% owned Copperstone property in Arizona. Nine (9) of 10 targets were drilled within 1,000 meters of the known high grade gold resources with the objective of discovering potential to significantly increase Copperstone’s resources. Six (6) targets successfully returned results that warrant follow up drilling during Phase II.

Phase I drilling began during August and drilling was recently completed with 27 reverse circulation drill holes totaling 7,695 meters (25,247 feet). Assays have been received for 22 holes defining 6 zones of gold mineralization that will require follow-up drilling in a Phase II drilling program. Assays are pending for the final 5 drill holes of Phase I and will be communicated when received.

Continuing assessment of geophysical data with the new Phase I drill hole information will contribute to planning Phase II drilling. Additionally, areas where new geophysical surveys will be conducted are being studied. Phase II drilling is expected to commence during spring 2007. A map of the current drilling is available on Bonanza’s website at http://bza.pubco.net/i/maps/CopperstoneNR13007Model.jpg.

The current Phase I drill results are highlighted by drill hole 06CS-22 located 914 meters (3,000 feet) west of the open pit that intercepted several zones of gold mineralization including 1.5 meters grading 25.82 grams per tonne gold (5 feet grading 0.752 ounces per ton) within 13.72 meters grading 3.91 grams per tonne gold (45 feet grading 0.114 ounces per ton). Drill hole 06CS-22 also encountered a separate zone of 3 meters grading 3.57 grams per tonne gold (10 feet grading 0.104 ounces per ton).

Drill holes 06CS-15, 17, and 18 intercepted a gold bearing, steeply dipping fault zone that is a suspected feeder to the main Copperstone mineralized zone. Drill hole 06CS-17 encountered a 1.5 meter zone grading 11.66 grams per tonne gold (5 feet grading 0.34 ounces per ton), and 06CS-18 encountered a 1.5 meter zone grading 5.86 grams per tonne gold (5 feet grading 0.171 ounces per ton). This fault may connect to the strong mineralization reported in drill hole 06CS-12 (please see Bonanza news release dated November 23, 2006) which contains a 3.05 meter intercept grading 6.7 grams per tonne gold (10 feet grading 0.194 ounces per ton). Two nearby recent holes have intersected strong quartz-amethyst veining in a structure similar to the steep feeder zone. Assays are pending for these two drill holes.

Copperstone Drill Hole Highlights

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Gold (oz/t)
06CS-15	13.7	19.8	6.1	1.47	0.043
including	13.7	15.2	1.5	3.74	0.109
	109.8	115.9	6.1	0.62	0.018
06CS-17	100.6	108.2	7.6	3.74	0.109
including	100.6	102.1	1.5	11.66	0.34
06CS-18	39.6	45.7	6.1	2.26	0.066
including	39.6	41.2	1.5	5.86	0.171
	56.4	61.0	4.6	1.17	0.034
06CS-22	147.9	152.4	4.6	0.89	0.026
	207.3	213.4	6.1	1.71	0.05
including	208.8	210.4	1.5	4.39	0.128
	231.7	234.8	3.0	3.57	0.104
	277.4	280.5	3.0	2.57	0.075
	298.8	312.5	13.7	3.91	0.114
including	303.4	304.9	1.5	25.82	0.753

Phase I holes 06CS-13, 14, 16, 19, 20, and 21 are not mineralized. Assays are pending on holes 06CS-23 thru 27. Phase I drilling is vertical in orientation and intercepts shown here do not reflect the true width of the occurrence. Reverse circulation samples may be diluted or upgraded and will require follow-up core drilling. Phase II drilling, designed to offset important gold intercepts, will be core.

About Copperstone

The Copperstone Property is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Property. Mine development advantages for Copperstone are significant and should dramatically compress the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource and overburden. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kV power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade gold north of the pit in the D zone. Underground channel sampling in the D-zone, as previously reported, confirmed the multi-ounce high grade nature of the mineralization, including 1.37 meters grading 311.96 grams per tonne gold (4.5 feet grading 9.1 ounces per ton), 1.95 meters grading 140.56 grams per tonne gold (6.4 feet grading 4.1 ounces per ton), 2.90 meters grading 140.56 grams per tonne gold (9.5 feet grading 4.1 ounces per ton) and 1.55 meters grading 99.42 grams per tonne gold (5.1 feet grading 2.9 ounces per ton).

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

Copperstone Mineral Resource

			Average Grade
			(grams/tonne	Contained
Zones	Classification	Tonnes	Gold)	Ounces of Gold
A, B, C and D	Measured	10,400	20.93	7,005
A, B, C and D	Indicated	960,000	10.62	327,924
A, B, C and D	Measured +	970,400	10.73	334,929
	Indicated
A, B, C and D	Additional	189,600	10.87	66,266
	Inferred

Bonanza has made the decision, as previously announced, to expand the mineral resource before making a production decision, partially based on the potential confirmed in the AMEC study. Current drilling in 2006 and 2007 at Copperstone will be directed at targets generated by Bonanza’s new exploration model. If successful, the drilling will be followed by further engineering studies to support a positive production decision.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt. For additional information please visit our website at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms. “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term.3”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Strategies Incorporated
Attention:    Michael Rodger
Phone:    604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com